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                            CERTIFICATE OF AMENDMENT
                                     OF THE
                          CERTIFICATE OF INCORPORATION
                                       OF
                              BERNARD CHAUS, INC.

               UNDER SECTION 805 OF THE BUSINESS CORPORATION LAW


         The undersigned, Chairwoman of the Board and Assistant Secretary of Bernard Chaus, Inc, a corporation organized and existing under the laws of the State of New York (the "Corporation"), do hereby certify as follows:

    FIRST: The name of the Corporation is Bernard Chaus, Inc.

    SECOND: The Certificate of Incorporation of the Corporation was filed by the Department of State on the 16th day of April, 1975.

    THIRD: The amendment of the Certificate of Incorporation of the Corporation effected by this Certificate of Amendment is as follows: Effect a reverse stock split of shares of common stock of the Corporation, par value $.01 per share ("Common Stock"), on the basis of issuing one (1) share of Common Stock for each ten (10) issued shares of Common Stock. Reduce the number of outstanding shares of Common Stock from 26,277,274, par value $.01 per share, to approximately 2,627,727 shares of Common Stock, par value $.01 per share. In lieu of the issuance of any fractional shares that would otherwise result from the reverse stock split effected hereby, issue to any stockholder that would otherwise receive fractional shares of Common Stock one (1) additional share of Common Stock.

    FOURTH: To accomplish the foregoing amendment, Article FOURTH of the Certificate of Incorporation is hereby amended to read as follows:

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         FOURTH. A. Authorized Shares. The total number of shares of all classes of stock which the Corporation shall have authority to issues is 51,000,000 shares, consisting of (i) 50,000,000 shares of common stock, $0.01 par value per share (hereinafter referred to as "Common Stock"), and (ii) 1,000,000 shares of preferred stock, $0.01 par value per share (hereinafter referred to as "Preferred Stock").

    FIFTH: The foregoing amendment of the Certificate of Incorporation of the Corporation was authorized by the vote at a meeting of the Board of Directors of the Corporation, followed by the vote of the holders of at least a majority of all of the outstanding shares of the Corporation entitled to vote on the said amendment of the Certificate of Incorporation.

    IN WITNESS WHEREOF, we have subscribed this document on the date set forth below and do hereby affirm, under penalties of perjury, that the statements contained therein have been examined by us and are true and correct.

Date: December 8,  1997
                                            /s/ Josephine Chaus
                                            ------------------------------
                                            Josephine Chaus
                                            Chairwoman of the Board


                                            /s/ Barton Heminover
                                            ------------------------------
                                            Barton Heminover
                                            Assistant Secretary

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